VANSANITY
2020 Report

Dear investors,

Vansanity. Own your own med spa by the hour. We're trying to let medical providers maintain control and flexibility over their lives.

We continue to empower aesthetic providers with space, equipment, products and the infrastructure they need to succeed. They bring their will, skill and clients. Vansanity provides everything else.

We're launching in Dallas in the next few months and plan on expanding into other locations shortly thereafter, but we also realize that to scale more quickly, we must consider a "Marriott-style" model and provide our full stack of software, products and services to any person who'd like to take our model to any geography in the world.

In other words, any current med spa using the typical employer/employee model can change to a Vansanity-powered "empowerment" model. They will have complete access to all Vansanity products, services, and pricing, not unlike merchants in the Amazon marketplace or perhaps even more like a Shopify merchant, since we may not be in their geographical area.

We need your help!

Please tell any aesthetic providers or practices in your area about Vansanity. Even if we do not have a presence, we are planning a 3rd party software and service that allows us to "power" other med spas to have the same Vansanity Cloud Med Spa model. In other words, any current med spa using the typical employer/employee model can change to a Vansanity-powered "empowerment" model. They will have complete access to all Vansanity products, services, and pricing, not unlike merchants in the Amazon marketplace or perhaps even more like a Shopify merchant, since we may not be in their geographical area.

Sincerely,

Ignacio Fanlo
Founder

Blake Moser
Co-Founder and Head of Marketing

Our Mission



















We hope to be in 25+ locations and ~250,000 sq ft in large affluent metros throughout US/abroad; generating $400-500/sq. ft. in EBITDA on a unit economics basis.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Revenues grew from $90K in all of 2020 to more than $200k in first nine months of 2021
- Signed lease for Dallas space and have built up a significant pre-sign up list
- Kep expense tightly under control

The Bad

- COVID-19 was an ongoing blocker. It hindered bookings and sales throughout most of 2020 and 2021
- Being a remote-mostly company created some growing pains. Lack of f2f contact made communications more difficult
- We struggled to sign and lease to many established providers in Boston

2020 At a Glance

January 1 to December 31

$90,806 +19X
Revenue

-$549,284
Net Loss

$38,590 +288%
Short Term Debt

$1,090,097
Raised in 2020

$262,766
Cash on Hand
As of 09/30/21

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We rent space and machines to doctors and nurses on an hourly basis so they have little or no fixed costs or overhead. We remove fixed investment and location risk from their business.

We hope to be in 25+ locations and ~250,000 sq ft in large affluent metros throughout US/abroad; generating $400-500/sq. ft. in EBITDA on a unit economics basis.

COVID-19 negatively affected our business and still continues to have a lingering effect. However, we have more than tripled revenues from 2020 to 2021 and have broken ground on a new location in Dallas which is projected to open in Q1 2022.

Milestones

Vansanity, Inc. was incorporated in the State of Delaware in September 2018.

Since then, we have:

- Founder was C-level exec and on IPO of Shopping.com with Goldman and sale to eBay for ~$675 million.

- POST COVID-19. The status quo is over. Practitioners will NOT want overhead or fixed costs.

- Large (~$12 billion) and fast growing market segment (10%+ CAGR).

- In similar aesthetic markets, like hair care, it is ~20% rental.

- Ideal characteristics for "cloud" business; rentable, scalable and on-demand.

- Lead investor, Dr. Mike Tantillo: Plastic surgeon, MD/MBA and a multiple location spa owner.

- Patient/Practitioner relationship is ideal for rental; practitioner owns the patient relationship.

Historical Results of Operations

Our company was organized in September 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $90,805 compared to the year ended December 31, 2019, when the Company had revenues of $4,377. Our gross margin was 99.8% in fiscal year 2020, compared to 100.0% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $1,387,948.97, including $1,001,972.72 in cash. As of December 31, 2019, the Company had $954,154 in total assets, including $269,821 in cash.

- *Net Loss.* The Company has had net losses of $549,284.29 and net losses of $283,614 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $188,490 for the fiscal year ended December 31, 2020 and $9,945 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $2,141,097 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Vansanity, Inc. cash in hand is $262,766, as of September 2021. Over the last three months, revenues have averaged $30,650/month, cost of goods sold has averaged $10,400/month, and operational expenses have averaged $57,000/month, for an average burn rate of $36,750 per month. Our intent is to be profitable in 12 months.

2021 Revenues thru 09/30/2021 are $344,923 versus $90,805 for the 12 months ended Dec 31, 2020. We have signed a lease for space in the BBVA building in Dallas, TX for ~9,500 sq ft and have begun construction in this space with projection of receiving a C/O in late Q4 2021 and planned opening shortly thereafter in Q1 2022.

Revenues should begin to increase in Q4 2021 for our Boston location as per seasonality and a small increase in potential provider clients. We also expect, but cannot guarantee, the Dallas location to open stronger than our Boston opening due to greater networking and visibility to potential providers from our Dallas partners/advisors.

We plan on raising capital through current shareholders of Vansanity, Inc., including Ignacio Fanlo, Michael tantillo, Daniel Beck and John Hoopman

Net Margin: -605% **Gross Margin: 100%** **Return on Assets: -40%** **Earnings per Share: -$137,321.07**

Revenue per Employee: $30,269 **Cash to Assets: 72%** **Revenue to Receivables: ~** **Debt Ratio: 14%**

ProfitandLoss_2020.pdf | BalanceSheet_YE_2020.pdf | Vansanity__Inc._12-31-19_FS__1_.PDF

We ❤ Our 158 Investors

Thank You For Believing In Us

Ignacio Fanlo
Rodrigo Quintanilla
Roxanne Batson
John E. Hoopman
Omar Shamsaldeen
Jeremiah Madrid
Miguel Mascarenhas
Michael Tantillo
Gary Karnavas
Luinel Montoban
Leslie Purchase
Jason Holecek
Burton Wenger
Stephanie Ryer
Curtis G. Fee
Valerie Griswold
Becky Goodwin
John Elmore
John Milmoe
Jeremy Israel Rudd
Maud Shela
Michael Seestadt
Nicholas Klein
Michael Tantillo
Sancha Man Rai
Kevin Koo Seng Kiat
Ignacio Fanlo
Mary Ann Alimo
Ali Godrej Patel
Randolph Wright
Michael Tantillo
Bonnie C. Wangler
John Pullen
Mary E;Lizabeth Davis
Kayla McAdams
Lara Simondi
Olga Garcia
Philip Ward
Robert Peterson
Tracy Short
Joe Kahn
Tim Mtwa
Eyo Aloysius EKANEM
Junko Stollmeyer
David Churchill
Shelby Guardiola
John E. Hoopman
Paul Rashid
Leonard Helbig
Dan Sullivan
Anthony Lee
David Percival
Jerry Dunsmore
Michael Russell
Rebecca Moran
John T Nugent
Chris NEUMANN
Barbara Williams
Ana Tinajero
CM Soltero
Lee Szam
Janet Weaver
Vinh Tran
Troy DeVan
Manoj Mittal
Vince Recupito
John William Polomny
Dapo Lediju
Nicole Cheek
James Phillips
Hatem Rowaihy
Brett Casbeer
Armad McGill
Ace Irvinski
Nicolas Radin
William McGuire
Keith Dutton
David J. Steinberg
Jo Beth Townsend
James Perrello
Bashar Nesheiwat
Daniel Beck
Chris Milligan
Sean Brandel
Rosa Lopez
Katie Hurley
Daniel Ryan
Michael Mills
Stephen Winchip
William Lipka Jr.
Ken Rudominer
Burton Wenger
John Brown
'Imran Razak
Sarba Kundu
Danny DeMarco
Bechara George Jaoudeh
Anthony A Cook
Robert Barrett
William L. Dean
Dr. Pete I. Maduka-Okafor
Hira Vishwakarma
Davis Tantillo
Thomas Hartley Hall
Eric Somuah
Apurva Shah
Martin Wagner
John Francis Deyto
Paul Nguyen
George Donald Perkins Jr.
Dion Madrid
Neil Angelle
Judith Fay Gruber
Bruce Houck
Daniel Kihanya
David Gillie
Bertram V. Council Sr.
Ayman Awad
Lesly Senat
Thomas Nellikkattil
Tibe Akpo Gnandi
Richard A DeSimone
Marc Pujol
Jay Hoopman
Gary Weatherspoon
Kaysea Coker
Raul Tinajero
Scott Montgomery
Emmanuel Antoine
David Sidbury
Jeremy Hutson
Mark Harmon
Matthew Schumacher
Michael Weafer
Antonio Gaeth
Brandon Napoli
Jerry Tsai
Roman Dzadzic
James Phillips
Greg Nesspor
Keith Guerin
Yvonne Yeboah
Anthony Lee
Thomas Wohlgamuth
Jane A Ogembo
Julie Hoopman
Natalie Moore
Hector Perez Arteaga
Brittany and Brandon Haga
Troy Prehar
Matthys Goosen
Karthik Thenkondar
Kevin A Fawcett
Kelley L. Pittman
Joel Newman
Brianna Berndt
Catherine Shaw
James Lambert

Thank You!

From the Vansanity Team





Ignacio Fanlo
Founder

Blake Moser
Co-Founder and Head of
Marketing



Ciro Moura
Boston Site Manager
*Brazilian immigrant that started
his own household cleaning
service from scratch and owner
and operated it for 15+ years*




John E. Hoopman
Laser Specialist / Laser
Safety Officer
*Assistant Professor Plastic
Surgery and Laser Safety Officer
for the Aesthetic Society
(formally ASAPS)*




Rachel Charter
Advisor
*8+ years as top skinceuticals
sales representative; latest at
Startup Skin Better Science made
chairman's club as Top 3 sales
person*




Michael Tantillo
Medical Director, MD, MBA
*Versatility and continuous
learner; got his MD, plastic
surgeon, then med spa owner and
then got MBA at 50 yrs old*


Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ignacio Fanlo	CEO & Founder Vansanity @ Vansanity	2018

Officers

OFFICER	TITLE	JOINED
Ignacio Fanlo	Treasurer CEO President Secretary	2018

Voting Power ❓

HOLDER	SECURITIES HELD	VOTING POWER
Ignacio Fanlo	3,000,000 common stock	64.4%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2019	$1,250,000	Safe	Regulation D, Rule 506(b)
11/2020	$891,097		4(a)(6)
12/2020	$199,000		506(c)
	$0		506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	4,661,250	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,800,000

Risks

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a
significant impact on the national and global economy. The ultimate impact of COVID-19
on the Company's financial statements is unknown at this time.

The Company may never receive a future equity financing or elect to convert the
Securities upon such future financing. In addition, the Company may never undergo a
liquidity event such as a sale of the Company or an IPO. If neither the conversion of the
Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities
in perpetuity. The Securities have numerous transfer restrictions and will likely be highly
illiquid, with no secondary market on which to sell them. The Securities are not equity
interests, have no ownership rights, have no rights to the Company's assets or profits
and have no voting rights or ability to direct the Company or its actions.

Changes in MA (or other state where we would operate in the future) law that adversely
affects the ability for our practitioners to operate in a shared facility or for those
practitioners that are NOT medical doctors to continue to practice as non-MDs

We face a risk that Practitioners en masse may decide that Vansanity's offerings are not
acceptable or are inadequate or not properly priced.

We may face an inability to raise sufficient capital to fund operations, necessary capital
equipment or other expenses to remain competitive

equipment or other expenses to remain competitive.

We may not be able to market to our potential clients effectively and attract enough practitioners to our service.

Large pools of capital (e.g. SoftBank Vision Fund) could give extraordinary amount of funds to a smaller or nascent competitor and make us a riskier investment for other potential investors

Blake Moser is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Iggy fanlo, FOunder & CEO is a key man. If for any reason, he is not able to continue in his duties as CEO or C-level executive, it could have a material negative effect on the success of the company

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Large well-capitalized competitors may be able to underprice our offering and make our operations unprofitable

In the future we may face an inability to continue to operate in the location on 500 Commonwealth Ave due to material adverse changes in our operations or structural integrity damage to the building

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to

decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Vansanity, Inc.

- Delaware Corporation
- Organized September 2018
- 3 employees

500 Commonwealth Ave
Suite 526
Boston MA 02215

https://www.vansanity.com

Business Description

Refer to the Vansanity profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Vansanity has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Filing late in 2021

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.